As Filed with the Securities
and Exchange Commission
on June 18, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	CERTIFICATE
Pepco Holdings, Inc., et al.	OF
File No. 70-10217	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification is filed by Pepco Holdings, Inc., a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Pepco Holdings, Inc.'s Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated April 21, 2004 (the "Order") in the above- referenced file. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

On June 17, 2004, as approved by the Commission, Atlantic City Electric Company completed the transfer of its distribution facilities within the city limits of the City of Vineland, New Jersey to the Vineland Municipal Electric Utility, a municipally-owned utility.

The foregoing transaction, as described above and in the Application-Declaration, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order issued by the Commission with respect thereto.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the person signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                    Pepco Holdings, Inc.
                                    Conectiv
                                    Atlantic City Electric Company

June 18, 2004   /s/ Donna J. Kinzel
                                      Donna J. Kinzel
                                      Assistant Treasurer

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